Mail Stop 4561

October 10, 2007

Shudong Xia
Chief Executive Officer and President
China TransInfo Technology Corp.
07 Floor E-Wing Center
No. 113 Zhichunlu, Haidian District
Beijing, China 100086

> **Re:** **China TransInfo Technology Corp.**
> **Registration Statement on Form SB-2/A**
> **Filed September 19, 2007**
> **File No. 333-142945**

Dear Mr. Xia:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Condensed Consolidated Balance Sheet, page F-18

1. We note from Section 5(c) of Exhibit 4.6 that your warrant agreement requires you to net-cash settle the warrants in the event of non-delivery of shares within a specified time period after exercise. Please explain to us how you considered paragraph 12 of EITF 00-19 with respect to these warrants.

<u>Statement of Cash Flows, page F-20</u>

2.   We note your investing activities show you paid $0.8 million to JingBo Company for an investment. Please explain to us the nature of, and your accounting treatment for, this investment. As part of your response, tell us the authoritative accounting literature you applied to this transaction.

3.   We note your financing activities indicate you received $3.2 million in proceeds from issuing shares during the six months ended June 30, 2007. However, you disclose on page two that you received $2.1 million in net proceeds after deducting offering expenses of $1.1 million. Please tell us where the offering expenses are classified within your statement of cash flows and how SFAS 95 supports this classification.

<u>Share-Based Payment, page F-27</u>

4.   Please confirm that you have retroactively restated all share and per share amounts here and elsewhere in the registration statement to give effect to your 1 for 7.5 reverse stock split on August 20, 2007. For example, we note your disclosure here that you issued 277,778 warrants with an exercise price of $0.24 per share conflicts with your disclosure on page II-1 that you issued 277,778 warrants with an exercise price of $1.80 per share.

<u>Report of Independent Registered Public Accounting Firm, pages F-32 and F-33</u>

5.   Please amend your filing to include an audit report that renders an opinion on the reclassification adjustments discussed in Note 2 to the financial statements. In this regard, we note that the audit report of neither your successor auditor nor your predecessor auditor appears to opine on the reclassification adjustments for discontinued operations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief

cc: Via facsimile: 202.654.1804
Louis A. Bevilacqua, Esq.
Thelen Reid Brown Raysman & Steiner LLP